K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

March 14, 2014

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey and Chad Eskildsen

Re:   John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey and Mr. Eskildsen:

On behalf of the Trust, we submit this letter in response to additional comments received by telephone on March 11, 2014, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 117 under the Securities Act of 1933, as amended, and Amendment No. 119 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on December 30, 2013, accession no. 0001133228-13-005320 (the “Amendment”). The Amendment relates to the registration of shares of newly established series of the Trust (each, a “Fund”), as shown in the following table.

Fund	Share Classes
Retirement Living through 2055 Portfolio	Class A, Class 1, Class R1, Class R2, Class R3, Class R4, Class R5, Class R6
Retirement Living through II 2055 Portfolio	Class 1, Class I, Class R1, Class R2, Class R3, Class R4, Class R5, Class R6
Retirement Choices at 2055 Portfolio	Class 1, Class R1, Class R2, Class R3, Class R4, Class R5, Class R6

The additional comments that the staff provided related to fee table disclosure that the Trust had provided in a letter dated March 7, 2014, in response to comments that the staff previously had given on the Amendment. For convenience, we have set forth each additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each Fund and each share class thereof.

Comment 1 — In the fee table for Class R4 shares of the Fund, please move the footnote reference next to the Rule 12b-1 fee in the Class R4 column to the percentage shown for that class of shares in the “Contractual expense reimbursement” line.

Response to Comment 1 — The Fund has made the requested change.

Comment 2 — In the fee table for Class R4 shares of the Fund, please disclose whether amounts waived under the Rule 12b-1 fee waiver can be recaptured.

Response to Comment 2 — Because the Fund’s distributor does not recapture amounts waived under the Rule 12b-1 fee waiver, no change to the fee table is required in response to this comment.

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Comment 3 — Please consolidate all fee waiver footnotes into one footnote.

Response to Comment 3 — The Fund has made the requested change.

Comment 4 — In the fee tables for Class R1, Class R2, Class R3, Class R4, and Class R5 shares, instead of disclosing the “Service plan fee” as a separate line, please disclose this fee either in a subcaption of “Other expenses” (in accordance with Instruction 3(b) to Item 3 of Form N-1A) or as a parenthetical to “Other expenses” (in accordance with Instruction 3(c)(iii) to Item 3 of Form N-1A).

Response to Comment 4 — In response to this comment, the Fund has moved the “Service plan fee” disclosure to a subcaption of “Other expenses.”

Comment 5 — For fee tables that include multiple types of waivers (usually limitations on “Other expenses” and class-specific “Expenses”), please explain how the amount shown in the “Contractual expense reimbursement” line is calculated. For example, in the Class R1 fee table for Retirement Choices at 2055 Portfolio, footnote 5 states that the “Expenses” of Class R1 shares (class-specific expenses) are limited to 0.75%. However, we note that when the Fund’s management fee and acquired fund fees and expenses are subtracted from net expenses of 1.39%, the result is 0.80%, which is higher than 0.75%.

Response to Comment 5 — As described in footnote 5, the class-specific “Expenses” waiver applies only to class-specific expenses, such as Rule 12b-1 fees, transfer agent fees, and Blue Sky fees, among others. In addition to class-specific expenses, Class R1 shares, as described in footnote 4, are subject to limitations on Fund-level expenses (other than, for example, management fees) that are not included in the class-specific waiver described in footnote 5. These Fund-level “Other expenses” are limited to 0.05%, which, when added to the 0.75% expense limitation described in footnote 5, results in the 0.80% expense ratio set forth in the staff’s comment.

Comment 6 — For fee tables that include an “Other expenses” limitation of 0.05%, we note that this limitation appears to result in significantly different waivers for different share classes. For example, in the Class R3 fee table for Retirement Choices at 2055 Portfolio, the 0.05% limit on “Other expenses” appears to result in a “Contractual expense reimbursement” of 0.03%, while a similar waiver for Class R1 of that Fund appears to result in a waiver of 14.00%.

Response to Comment 6 — The difference is attributable to the fact that Class R1 shares of this Fund are subject to limitations on both class-specific and Fund-level expenses, while the Fund’s Class R3 shares (which will not be made available for purchase upon the effectiveness of the Amendment) are subject only to the Fund-level expense limitation. The magnitude of the class-specific expense waiver (which applies to Class R1 shares, but not Class R3 shares, in this case) is expected to be significantly greater than that of the Fund-level expense waiver (which applies to both Class R1 and Class R3 shares).

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

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3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Christopher Sechler